SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Gracechurch Card
Funding (No. 2) PLC
Barclaycard Funding PLC
Gracechurch Receivables Trustee limited
(Exact name of Registrant as specified in its charter)

54 Lombard Street,
London EC3P 3AH
United Kingdom
44-171-699-5000

(Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]      No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT C SCHEDULE TO EXHIBIT B MONTHLY SERVICER’S REPORT
SIGNATURE

EXHIBIT C SCHEDULE TO EXHIBIT B
MONTHLY SERVICER’S REPORT

MONTHLY PERIOD ENDING 30 November 2002
RECEIVABLES TRUST SERIES 02-1

1.	The aggregate amount of the Investor Percentage of Principal Collections	£172,852,537.24

2.	The aggregate amount of the Investor Percentage of Finance Charge Collections	£7,979,149.45

3.	The aggregate amount of the Investor Percentage of Annual Fees	£2,653,016.86

4.	The aggregate amount of the Investor Percentage of Acquired Interchange	£1,720,748.48

5.	The aggregate amount of funds credited to the Finance Charge Collections Ledger	£12,352,914.79
	allocable to Series 02-1

6.	The aggregate amount of funds credited to the Principal Collections Ledger allocable to Series 02-1	£172,852,537.24

7.	The aggregate amount of funds credited to the Principal Collections Ledger calculated as Investor Cash Available for Acquisition for Series 02-1 during the preceding Monthly Period in accordance
	with Clauses 5.06(a) and 5.06(b)	£155,567,283.51

8.	The aggregate amount to be withdrawn from the Finance Charge Collections Ledger and paid	£0.00
	to the Spread Account pursuant to Clause 5.15(f)

9.	The excess, if any, of the Required Spread Amount over the Available Spread Amount	£0.00

10.	The aggregate amount to be withdrawn from the Spread Account and paid on behalf of	£0.00
	Series 02-1 in accordance with Clause 5.19(b)(iv)(A)

11.	The Available Spread Amount on the Transfer Date of the current calendar month, after	£0.00
	giving effect to the deposits and withdrawals specified above, is equal to

12.	The amount of interest payable in respect of Related Debt by ther Series 02-1 Investor Benificiary and for the

(i)	Class A	£3,462,078.26	$2,588,268.25

(ii)	Class B	£209,066.64	$168,084.35

(iii)	Class C	£244,253.52	$219,612.13

13.	The amount of principal payable in respect of Related Debt by ther Series 02-1 Investor Benificiary and for the

(i)	Class A	£0.00	$0.00

(ii)	Class B	£0.00	$0.00

(iii)	Class C	£0.00	$0.00

14.	The sum all amounts payable in respect of Related Debt by ther Series 02-1 Investor Benificiary and for the

(i)	Class A	£3,462,078.26	$2,588,268.25

(ii)	Class B	£209,066.64	$168,084.35

(iii)	Class C	£244,253.52	$219,612.13

15.	To the knowledge of the undersigned, no Series Pay Out Event or Trust Pay Out Event has occurred except as described below:

None

In Witness whereof, the undersigned has duly executed and delivered this 13th day of December 2002.

BARCLAYS BANK PLC,

By:	Timothy Gaffney

Title:	Head of Treasury and Finance Systems

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  13th December 2002

GRACECHURCH CARD FUNDING (NO. 2) PLC

Timothy L Gaffney Title: Alternate Director

BARCLAYCARD FUNDING PLC

Timothy L Gaffney Title: Alternate Director

GRACECHURCH RECEIVABLES TRUSTEE LIMITED

Richard Francis Sommers Title: Director